BUNNYMONEY, Inc.

2020-2021 FINANCIAL STATEMENTS

For the fiscal year ended

December 31, 2020 and 2021

(unaudited)

BALANCE SHEETS (UNAUDITED)

STATEMENT OF OPERATIONS (UNAUDITED)

CONSOLIDATED STATEMENT OF EQUITY (UNAUDITED)

STATEMENT OF CASH FLOWS (UNAUDITED)

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

- ORGANIZATION AND PURPOSE
- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BALANCE SHEETS (UNAUDITED)

		As of December 31,	
		2021	2020
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$	17,135.68	6,946.38
Prepaid expenses		707.81	0.00
Accounts receivable		0.00	0.00
TOTAL CURRENT ASSETS		17,843.49	6,946.38
TOTAL ASSETS		17,843.49	6,946.38
LIABILITIES AND SHAREHOLDERS EQUITY			
CURRENT LIABILITIES			
Accounts payable		6,738.18	2,526.33
Accrued expenses		2,913.66	0.00
LONG-TERM LIABILITIES			
Shareholders		84,300.00	84,300.00
TOTAL LIABILITIES		93,951.84	86,826.33
SHAREHOLDERS' EQUITY			
Capital Stock (10,000,000 shares authorized, 6,422,500 shares Issued. $0.00001 par value), following a 1 for 3 reverse stock split and new shares issuance)		64.23	100.00
Additional Paid in Capital		120,066.68	0.00
Retained earnings		-79,979.95	-52,483.43
Net income		-116,259.31	-27,496.52
TOTAL LIABILITIES AND SHAREHOLDER EQUITY		17,843.49	6,946.38

STATEMENT OF OPERATIONS (UNAUDITED)

		2021	2020
OPERATING INCOME			
Partnership revenue	$	0.00	0.00
E-commerce Revenue		92.71	0.00
Cost of Goods Sold		13,240.99	0.00
GROSS PROFIT		**-13,148.28**	**0.00**
OPERATING EXPENSES			
Advertising & Marketing		15,936.40	2,431.69
Bank Charges & Fees		443.87	257.01
Charitable Contributions		600.00	-
Dues & Subscriptions		500.00	-
Insurance		2,416.44	3,320.25
Interests		2,923.66	-
Legal & Professional Services		13,545.67	2,387.62
Meals & Entertainment		762.23	-
Office Supplies & Software		1,985.82	984.17
Other Business Expenses		135.00	-
Rent & Lease		4,664.35	-
Contractors		56,840.09	16,790.78
Taxes & Licenses		1,280.00	1,325.00
Travel		1,077.50	-
NET INCOME		**-116,259.31**	**-27,496.52**

CONSOLIDATED STATEMENT OF EQUITY (UNAUDITED)

	COMMON STOCK			PREFERRED STOCK							
	Shares		Amount	Shares		Amount		Additional Paid-in Capital		Retained Earnings (Accumulated Deficit)		Total
BEGINNING BALANCE, JANUARY 01, 2021	**10,000,000**	**$**	**100**	-	**$**	-	**$**	-	**$**	**(79,979.95)**	**$**	**(79,879.95)**
Contributions	3,089,166		30.91	-		-		120,000.00				120,030.91
Other comprehensive gain/(loss)	(6,666,666)		(66.68)	-		-		66.68				-
Net income	-		-	-		-		-	$	(116,259.31)	$	(116,259.31)
ENDING BALANCE, DECEMBER 31, 2021	**6,422,500**	**$**	**64.23**	**-**		-		**120,066.68**	**$**	**(196,239.26)**	**$**	**(76,108.35)**

STATEMENT OF CASH FLOWS (UNAUDITED)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss) For The Period	**(116,259.31)**	**(27,496.52)**
Change in Prepaid Expenses	(707.81)	-
Change in Payables	6,738.18	-
Change in Accrued expenses	2,913.66	-
Net Cash Flows From Operating Activities	**(107,315.28)**	**(27,496.52)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder Loan		30,000
Shareholder Notes Payable - Fabien	(2,526.33)	-
Additional Paid-in Capital	66.68	-
Common Stock	(35.77)	-
SAFE Angels' investment	120,000.00	-
Net Cash Flows From Financing Activities	**117,504.58**	**30,000**
CASH AT BEGINNING OF THE PERIOD	6,946.38	4,442.90
NET INCREASE (DECREASE) IN CASH	10,189.30	2,503.48
CASH AT END OF PERIOD	17,135.68	6,946.38

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2021 and 2020

ORGANIZATION AND PURPOSE

BUNNYMONEY, Inc. (the “Company”), is a Public Benefit Corporation organized under the laws of the State of Delaware. The Company operates a financial technology platform and currently derives revenue from users' voluntary contributions, before implementing premium services.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

BASIS OF ACCOUNTING

In 2021 the Company prepared its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.
In 2020 the Company prepared its financial statements on a cash basis of accounting. Under the cash basis accounting, revenues are recorded when cash is received, and expenses when they are paid in cash.

FISCAL YEAR

The Company operates on a 52-week fiscal year ending on December 31.

CASH EQUIVALENTS

For the fiscal years ended December 31, 2021 and December 31, 2020, the Company’s cash positions include its operating bank account.

LEGAL FEES

Legal fees consist of legal services provided for the creation of the Company and equity financing.

END OF DOCUMENT